Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation

Commission File No.: 001-04389

invitrogen

Applied Biosystems

UBS Life Science Conference

Greg Lucier, Chairman & CEO, Invitrogen

Mark Stevenson, President & COO, Applied Biosystems

September, 2008

invitrogen

Safe Harbor Statement

Certain statements contained in this presentations are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Applied Biosystems, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applied Biosystems, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applied Biosystems and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; volatility of the financial markets and the availability of credit on acceptable terms; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This press release speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

Applied Biosystems

invitrogen

Additional Information

Non-GAAP Measurements

This presentation and discussion includes certain financial information which constitute “non-GAAP financial measures” as defined by the SEC. The GAAP measures which are most directly comparable to these measures, as well as a reconciliation of these measures with the most directly comparable GAAP measures, can be found at www.appliedbiosystems.com or www.invitrogen.com

Additional Information:

This presentation is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus has been mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008, and from Applied Biosystems Inc. at: Applied Biosystems Inc., Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

Applied Biosystems

invitrogen

Agenda

Recap Invitrogen strategy

Transaction overview

Strategic rationale

The new company

Integration & SOLiD Update

Applied Biosystems

invitrogen

Our Focused Growth Strategy…

1. Optimize the core business

• Maintain leading proprietary portfolio

• Differentiated service

• Enhanced profitability

2. Invest in high growth areas

• Emerging markets

• Specialty cell systems

• Cell biology

• Instrumentation

• Applied markets

Acquisition of ABI accelerates growth in target areas

Applied Biosystems

invitrogen

…Has Delivered Strong Results

Revenue ($M)

9.0% CAGR

1,151

1,282

1,369

2006

2007

6/30/08

FY

LTM

PF Operating Margin ($M)

14.6%CAGR

275

319

361

2006

2007

6/30/08

FY

LTM

PF Operating Margin (%)

23.9%

24.9%

26.4%

2006

2007

6/30/08

FY

LTM

The financial strength to acquire ABI

Applied Biosystems

invitrogen

We Now Have the Infrastructure to Support a Major Acquisition

Then (circa 2006)

Now (circa 2008)

Robust product portfolio

Integration of past acquisitions

IT systems infrastructure

World-class website

Premier sales & marketing

Synchronized management systems

Applied Biosystems

invitrogen

Agenda

Recap Invitrogen strategy

Transaction overview

Strategic rationale

The new company

Integration & SOLiD Update

Applied Biosystems

invitrogen

Transaction Overview

Structure

• Invitrogen will acquire all of Applied Biosystems shares

• ABI shareholders to receive ~45% in cash, ~55% in Invitrogen shares or may elect all cash or all stock, subject to pro-ration

Financing

• Invitrogen takes on additional $2.4B debt, total debt $3.5B

Combined Company

• Headquarters: Carlsbad, CA

• Estimated Closing Month: November

Applied Biosystems

Invitrogen

Creating an Impressive Global Leader

Before After

(Invitrogen) (Combined)

Revenue $1.4B $3.6B

Pro-Forma Operating Margin $361M $816M

% of revenue 26% 23%

Free Cash Flow $255M $714M

% of revenue 19% 20%

Employees 4,700 ~10,000

Notes: LTM June 30, 2008

Applied Biosystems

Invitrogen

Leading Player in the Life Sciences

Revenues

($ billions, LTM 6/30/08)

$3.6B

$2.2B

$2.2B

$2.0B

$1.7B

$1.6B

$1.6B

$1.4B

$1.4B

$0.8B

$0.5B

ABI+IVGN ABI Sigma Agilent* Biorad Millipore Waters IVGN Quiagen Techne Illumina

*BioAnalytical Measurement only

Applied Biosystems

Invitrogen

Agenda

Recap Invitrogen strategy

Transaction overview

Strategic rationale

The new company

Integration & SOLiD Update

Applied Biosystems

Invitrogen

Five Reasons ABI is a Perfect Fit For Invitrogen

1 Complementary, best-in-class products

2 Scaled-up innovation engine

3 Enhanced commercial/ marketing network

4 High-growth markets

5 Financially attractive

Compelling Strategic Rationale

Applied Biosystems

invitrogen

1 COMPLEMENTARY PRODUCTS

Creating A World-Class Biotech Tools Company

Premier Consumables Provider

invitrogen

• Cell Culture Expertise

• Labeling and Detection Chemistry

• Molecular Biology Kits

Combined:

A World-Class Biotech Tools Company

• Foundational tools to total solutions

• Applying biology to commercial applications

Premier Systems Provider

Applied Biosystems

• DNA Sequencing

• PCR / Real-Time PCR

• Mass Spec

Applied Biosystems

invitrogen

1 COMPLEMENTARY PRODUCTS

Creates Compelling End-to-End Workflow Solution for Our Customers

invitrogen

Sample Prep

Sample Processing

Applied Biosystems

Detection / Analysis

Data Interpretation

• Innovate around workflows

• Serve customers holistically

Applied Biosystems

invitrogen

2 INNOVATION ENGINE

Powerful Innovation Engine

R&D Investment ($M)

$112M

+

$190M

=

>$300M

IVGN(1)

ABI(2)

Combined

(1) FY2007 Actuals

(2) FY2008 Estimate

Patents & Licenses

1,200

+

2,400

=

3,600

IVGN(1)

ABI(2)

Combined

Unmatched scale of R&D – will drive growth

Applied Biosystems

invitrogen

3 COMMERCIAL NETWORK

Complementary Commercial / Marketing Networks

invitrogen

• Excels at repeat business

• e-Commerce expertise

• 1,000+ supply centers

• Strong relationships with bench scientists

Applied Biosystems

• Excels at systems sales

• Global service infrastructure

• Presence beyond life sciences

• High level customer relationships

• Approximately 3,000 sales & service personnel

• Fully capture lifetime value of customer revenue

• Enhanced customer service levels

• Global coverage

• Scale at all customers

Applied Biosystems

invitrogen

4 HIGH GROWTH MARKETS

Strong Platform for Expansion into High Growth Markets

Market Segment Market Growth Rate IVGN Capabilities ABI Combined

Cell Biology $6B 7-9%

Applied Markets $9B 10-13%

Next Gen Sequencing $200M >35%

Emerging Geographies $1B 14-16%

Applied Biosystems

invitrogen

5 FINANCIALLY ATTRACTIVE

$175M of Synergies by Year 3

Cost Savings

>$125M

• Raw material synergies

• Overhead redundancies

• Facility rationalization

• R&D scale

+

Revenue Synergies

>$50M

• ABI reagents thru IVGN channels

• Apply IVGN mix & price discipline

• Leverage ABI customer access in Applied Mkts and instrument installed base

• New products

=

Total Value Creation

$175M

$50M

$125M

~$60M total synergies realized in 2009

Applied Biosystems

invitrogen

Agenda

Recap Invitrogen strategy

Transaction overview

Strategic rationale

The new company

Integration & SOLiD Update

Applied Biosystems

invitrogen

Our Vision for the Future

Improving the human condition

Personalized medicine → $1,000 genome

Safer food and water

New efficient fuels

Healthier environment

Our products enable and accelerate research in all areas from medicine... to food safety... to the environment

Applied Biosystems

invitrogen

New Company’s Revenue Will Be Highly Diversified…

By Geography

Other 6%

APAC 16%

United States 44%

Europe 34%

By End Markets

Industry & Other 20%

Academic & Govt 50%

Pharma & Biotech 30%

By Product Mix

Mass Spec Instruments 12%

Instrument Reagent Systems 14%

Consumables & Services 74%

...with a significant contribution from high-margin consumables

Applied Biosystems

invitrogen

... With An Attractive Cash Generating Business Model

1. 75% consumables & services

– high margin

2. High visibility

– predictable, repeat business

3. Strong cash flow

– low capital intensive business

4. Solid balance sheet

– debt to EBITDA will be reduced to 3x within first year

Applied Biosystems

invitrogen

Leading to Financial Strength in the Short Term…

(2009 Financial Guidance)

2009E

Organic Revenue Growth

Mid single digits

Non-GAAP EPS(1)

$2.60+(2)

Notes:

(1) Non-GAAP EPS excludes certain acquisition related costs, including amortization of intangible assets, business integration and other expenses. Non-GAAP EPS includes stock option expense.

(2) Based on September 2008 currency exchange rates and achievement of $60 million in synergies.

ABI acquisition highly accretive by 2010

Applied Biosystems

invitrogen

...And Through the Long Term

Revenue

Mid single digit organic

$3.7B

$4.5B+

Growth drivers:

• Revenue synergies

• New products

• Nextgen sequencing

2008 proforma

4 - 6 yrs out

Non-GAAP Operating Margin % (1)

Synergies + 50bps organic

23%

High 20’s

Growth drivers:

• Cost synergies

• Organic productivity / fixed cost leveage (~50 bps / yr)

2008 proforma

4-6 Years Out

(1) non-GAAP, excluding stock option expense

Applied Biosystems

invitrogen

The combined company:

A World Class Biotechnology Tools Company

Complementary products

Scaled-up R&D

Enhanced commercial networks

High growth markets

Financially attractive

invitrogen

Applied Biosystem

Applied Biosystems

invitrogen

Agenda

Recap Invitrogen strategy

Transaction overview

Strategic rationale

The new company

Integration & SOLiD Update

Applied Biosystems

invitrogen

The New Organization Combines Key Players

from Both Companies

Chairman and CEO Greg Lucier

President and COO Mark Stevenson

From Invitrogen

From ABI

CFO David Hoffmeister

Functional Leaders

Human Resources Pete Leddy

Global Services / Support Mark O’Donnell

OPERATING HEADS

Molecular Biology Peter Dansky

Genetic Systems Kip Miller

Mass Spectrometry Laura Lauman

Cell Systems Nicolas Barthelemy

Applied Biosystems

invitrogen

Detailed Integration Plan


Signing
6/11
Kickoff
Late Jun
Blueprint
Lockdown
Current
State
Day One
Certification
Target
Day One
Integration
Complete
Prepare
Initiate & Plan
Refine Plan
Execute Integration
(1-2 years)

*A blueprint is a vision and integration plan which defines how the business will operate as a single entity on Day One and achieve its End State goals

Integration Management – Key Dates

Date	Meeting or Deliverable	Topic Description	
8/25 - 8/26	M	Integration Meetings: Day 1 Focus	✓
8/29	D	Bottoms-Up Synergy Draft Completed and Submitted (Carlsbad)	✓
9/9 - 9/10	M	Vision, Mission, Values and Org Design	✓
9/15	D	Integration Plans Completed and Submitted to IMO	✓
9/24 - 9/25	M	Integration Meetings: All Plans Locked Down	
9/26	D	Bottoms-Up Synergy Final Completed and Submitted to IMO	
10/6 - 10/17	M	Day 1 Dry Runs	
10/10	D	Bottoms-Up Synergy Locked Down	

D – Deliverable   M – Meeting   ✓ Signifies the task is complete or substantially in progress

Applied Biosystems
29

invitrogen

Over 60 Personnel Involved in Integration Teams

Executive Leadership

G. Lucier

Integration Management Office (IMO)

Integration Leader – M. Smedley

ABI Integration Partner – Graham Howe

Integration Partner – Deloitte

Deal Team

Transaction Team

Cross-functional Teams

Synergy Capture/ Value Creation

Clean Room

Customer Experience & Revenue Campaign

Employee Experience & Communications

Functional Integration Teams

Support Teams Market Facing Teams

Manufacturing Procurement Distribution R&D Marketing – Product Americas Japan

Facilities c Human Resources Legal & Contracts Marketing – Web Sales Europe TSA

Finance Tax IT Field Service Support APAC

Corporate Dev Regulatory EH&S Special Projects

Applied Biosystems

invitrogen

Next Generation Sequencing Driving New Discoveries…

SOLiD Platform “Genomic Revolution”

• Highest output/run of any platform • Improved diagnostics & disease management

• 2 base encoding yields highest accuracy of all short-read NGS platforms • Transformed clinical trials… right treatments for right patients

• Best in class field service and support yielding rapid sales uptake • Genomic baseline at birth… educated consumer and lifestyle choices improve human condition

• Combined company capabilities will further improve platform with:

• Improved front end (“walk away”)

• Optimized reagents (labeling & molecular biology expertise)

Enabling $10,000 genome

Applied Biosystems

invitrogen

We Continue to Scale SOLiD Throughput …

Reducing Customer Project Costs

Thruput (Gb)

60 50 40 30 20 10 0

3

9

17

AB R&D

4

13

20

Customer Lab

October 07

February 08

May 08

October 08

Early 09

Applied Biosystems

invitrogen

Enabling $10,000 Genome & Beyond

• Continual improvement to system

– SOLiD System beyond $10K Genome

Small RNA Discovery 10K Genome Whole Transcriptome GEx Epigenomics $5K Genome $1K Genome

Small RNA Kit High Density Slide End to End GEx Workflow DNA Methylation Workflow Ordered Array Slide Chemistry and Instrument Redesign

Long Mate Pair

Applied Biosystems

invitrogen

IN SUMMARY

The combined company:

A World Class Biotechnology Tools Company

Complementary products Scaled-up R&D Enhanced commercial networks High growth markets Financially attractive

Invitrogen

Applied Biosystem

Applied Biosystem

Invitrogen

Applied Biosystem

UBS Life Science Conference

September, 2008